
02005521

KY 2/1/02

SO 2-4-02

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SECU[RITIES AND EXCHANGE C]OMMISSION
Washington, D.C. 20549



RECEIVED
JAN 30 2002

SEC FILE NUMBER
8- 16623

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Birkelbach and Company, ~~Inc.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Century 21 Drive, Suite 106
(No. and Street)

Jacksonville	FL	32216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Birkelbach (904) 725-1550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralston and Company, P.A.
(Name — *if individual, state last, first, middle name*)

8777 San Jose Blvd., Bldg. E	Jacksonville	FL	32217
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 06 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birkelbach and Company, Inc., as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title



EDWARD HUBAY
Notary Public, State of Florida
My comm. expires Sept. 30, 2004
Comm. No. CC 965046
Bonded thru Western Surety Co.

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Birkelbach & Company
Jacksonville, Florida

Financial Statements
September 30, 2001 and 2000

RALSTON & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8777 SAN JOSE BOULEVARD, BUILDING E
JACKSONVILLE, FLORIDA 32217-4213

BERT J. PITTMAN, JR.
STEVE E. MATHEWS
R. BRUCE SHEALY
MICHAEL R. RITCH
KEVIN M. FRITZ
TRACY S. CRIPE

ROBERT E. RALSTON
(1921-1986)

TELEPHONE (904) 730-0440
FAX (904) 730-0993

To the Board of Directors
Birkelbach & Company
Jacksonville, Florida

We have audited the accompanying balance sheets of Birkelbach & Company as of September 30, 2001 and 2000, and the related statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach & Company as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



October 26, 2001

Birkelbach & Company
Balance Sheet
September 30, 2001 and 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash	$ 8,185	$ 7,572
Total current assets	8,185	7,572
TOTAL ASSETS	$ 8,185	$ 7,572

LIABILITIES & SHAREHOLDERS' EQUITY

	2001	2000
SHAREHOLDERS' EQUITY		
Common stock, par value $10 per share authorized 500 shares, issued and outstanding 300 shares	$ 3,000	$ 3,000
Retained earnings	5,185	4,572
Total shareholders' equity	8,185	7,572
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 8,185	$ 7,572

See auditors' report and notes to financial statements.

Birkelbach & Company
Statement of Income and Retained Earnings
For the Years Ended September 30, 2001 and 2000

	2001	2000
COMMISSION REVENUE	$ 146,322	$ 406,522
COMMISSION EXPENSE	134,400	391,319
	11,922	15,203
OPERATING EXPENSES		
Rent expense	8,586	8,204
Accounting fees	1,625	1,475
Insurance expense	606	4,500
Licenses, dues and registrations	1,170	2,520
Charitable contributions	976	663
Miscellaneous	120	106
Total operating expenses	13,083	17,468
Income from operations	(1,161)	(2,265)
OTHER INCOME & EXPENSE		
Tax-exempt dividend income	1,775	2,557
INCOME BEFORE INCOME TAX PROVISIONS	614	292
INCOME TAX PROVISION	-0-	-0-
NET INCOME	614	292
RETAINED EARNINGS - beginning of year	4,572	4,280
RETAINED EARNINGS - end of year	$ 5,185	$ 4,572

See auditors' report and notes to financial statements.

Birkelbach & Company
Statement of Cash Flows
For the Years Ended September 30, 2001 and 1998

	2001	2000
Cash Flows From Operating Activities		
Net income (loss)	$ 613	$ 292
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	-0-	-0-
Total adjustments	-0-	-0-
Net Cash Provided (Used) by Operating Activities	613	292
CASH AT BEGINNING OF YEAR	7,572	7,280
CASH AT END OF YEAR	$ 8,185	$ 7,572

Supplemental Disclosures

Cash Paid During the Year for:

Interest	$ -0-	$ -0-
Income taxes	$ -0-	$ -0-

See auditors' report and notes to financial statements

Birkelbach & Company
Notes to the Financial Statements
September 30, 2001 and 2000

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

The Company is a member of the National Association of Securities Dealers and conducts its operations in accordance with membership requirements of that organization and the Securities and Exchange Commission. The Company does not carry customer accounts.

METHOD OF ACCOUNTING

The Company's records are maintained on the accrual basis of accounting for both financial and tax reporting purposes. Generally accepted accounting principles require management under certain circumstances to use accounting estimates. Actual results could differ from these estimates.

CASH AND EQUIVALENTS

For purposes of reporting cash flows, the Company considers cash equivalents to include cash on hand, in banks, and cash held in money market mutual funds.

B. CONCENTRATION OF CREDIT RISK FOR CASH HELD AT UNINSURED INSTITUTIONS

The Company's cash balances consist of money market mutual funds. These mutual funds are not insured.

C. RENT EXPENSE

The Company leases its facilities under the terms of an operating lease. The commencement date was September 1, 1999 and the expiration date is August 31, 2002. Future minimum lease payments are as follows:

Year ended 2002 - $ 8,140

See auditors' report to financial statements.

Birkelbach & Company
Notes to the Financial Statements
September 30, 2001 and 2000

D. INCOME TAXES

The company has federal and state net operating loss carryfowards of $5,706, which are available to offset future taxable income. If not used, these credits will expire as follows:

Years Ending September 30,	NOL
2009	$ 1,036
2110	205
2111	359
2112	910
2113	1,409
2114	1,602
2115	185
	$ 5,706

SUPPLEMENTARY INFORMATION

RALSTON & COMPANY, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
8777 SAN JOSE BOULEVARD, BUILDING E
JACKSONVILLE, FLORIDA 32217-4213

BERT J. PITTMAN, JR.
STEVE E. MATHEWS
R. BRUCE SHEALY
MICHAEL R. RITCH
KEVIN M. FRITZ
TRACY S. CRIPE

ROBERT E. RALSTON
(1921-1986)

TELEPHONE (904) 730-0440
FAX (904) 730-0993

To the Board of Directors
Birkelbach & Company
Jacksonville, Florida

The accompanying supporting information required pursuant to Rule 17a-5(a) is presented for supplementary purposes and is not considered necessary for a fair presentation of the basic financial statements. Our examinations of the basic finanicial statements for the years ended September 30, 2001 and 2000, were made for the primary purpose of formulating an opinion on those statements. This supplementary data has been subjected to the applicable audit procedures we performed in our examination of the related basic financial statements.

In our opinion, all of the supporting information required by Rule 17a-5(a) is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



October 26, 2001

Birkelbach & Company
Supplementary Information
September 30, 2001 and 2000

		2001		2000
1. CHANGES IN SHAREHOLDERS' EQUITY				
Shareholders' equity - beginning of year	$	7,572	$	7,280
Net income (loss) for the year		614		292
Shareholders' equity - end of year	$	8,185	$	7,572

2. LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company, at September 30, 2001 and 2000 , had no liabilities that were subordinate to claims of general creditors.

3. PROCEDURES FOLLOWED FOR SAFEGAURDING SECURITIES

The Company does not have possession or control over securities.

4. MATERIAL INADEQUACIES SINCE PREVIOUS AUDIT

No material inadequacies were disclosed as a result of audits for the years ending September 30, 2001 and 2000 .

5. EXEMPTION FROM RULE 15c3-3

The Company claims exemption from Rule 15c3-3 under rule section (k)(1) - Limited Business.

See auditors' report on supplementary information.

Birkelbach & Company
Computation of Net Capital
September 30, 2001

6. NET CAPITAL COMPUTATION

Total Assets	8,185
Less Total Liabilities	
Capital	8,185
Less Other Assets	
Current Capital	8,185
Less Appropriate "Haircuts"	
Adjusted Net Capital	8,185
Minimum Capital Required	5,000
Excess Capital	3,185
Amount of Aggregate Indebtedness	
Ratio of Adjusted Net Capital to Aggregate Indebtedness	

See auditors' report on supplementary information.

